Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 58069-9

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

October 17, 2008

VIA FAX AND MAIL
MAIL STOP 7010
EDGAR CORRESPONDENCE

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-7010

Attention:	Ms. Laura Donaldson

Dear Ms. Donaldson:

AMG OIL LTD. (the “Company”)
Form S-4 Registration Statement filed March 6, 2008, as amended
SEC File No. 333-149574

Further to our recent discussion earlier today, we enclose the Company’s request for acceleration of the Form S-4 registration to be effective 4:00 p.m. (EST) on Tuesday, October 21, 2008. We have included the “Tandy” language in the acceleration letter, as requested. Please advise if you require any additional information from the Company in connection with this acceleration request.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Encl.